Exhibit 99.8

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

February 22, 2012

Nexen Inc.

801-7th Avenue S.W.

Calgary, Alberta T2P 3P7

Board of Directors:

We hereby consent to references to DeGolyer and MacNaughton, and information from our opinion letter concerning the United Kingdom, Nigeria, and Canada relating to our evaluation, as of December 31, 2011 (the “Opinion”), of certain oil and gas properties of Nexen Inc. (the “Corporation”), contained in the sections entitled “Reserves, Production and Related Information” and “Interests of Experts” in the Annual Information Form of the Corporation dated February 15, 2012, which is included in the Corporation’s Annual Report on Form 40-F for the year ended December 31, 2011 (the “Form 40-F”), as described or incorporated by reference in: (i) the Form 40-F; (ii) the Corporation’s Registration Statements on Form S-8 (File Nos. 333-119276, 333-118019 and 333-13574), (iii) the Corporation’s Registration Statements on Form F-3 (File Nos. 333-172612, 333-142670, 333-142652 and 333-84786), and (iv) the Corporation’s Registration Statement on Form F-10 (File No. 333-174753), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as applicable. We further consent to the Corporation filing the Opinion with any Canadian or United States securities commission or regulatory authority as it relates to the above mentioned filings.

Very truly yours,

/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716